EXHIBIT 7.2

                    James H. Drew Corporation and Subsidiary
                        Consolidated Financial Statements
                    Four Months Ended April 29, 2004 and 2003





                                TABLE OF CONTENTS


Consolidated Financial Statements

    Balance Sheets.........................................................  1
    Statements of Operations and Retained Earnings.........................  2
    Statements of Cash Flows...............................................  3
    Notes to Financial Statements..........................................  4

                    JAMES H. DREW CORPORATION AND SUBSIDIARY
                           Consolidated Balance Sheets
                             April 29, 2004 and 2003

                                                                      2004            2003
                                                                  ------------    ------------
                                        Assets
Current Assets
     Cash                                                         $         --    $    156,274
     Contracts receivable, net                                       8,276,881       9,370,060
     Cost and estimated earnings in excess of billings               6,842,290       4,470,395
     Inventory, net                                                  1,776,836       2,073,074
     Prepaid expenses                                                   22,738          29,301
     Deferred tax asset                                                438,635          46,633
                                                                  ------------    ------------

     Total Current Assets                                           17,357,380      16,145,737
                                                                  ------------    ------------

Property and Equipment
     Land                                                              384,318         384,318
     Buildings                                                       1,300,352       1,289,327
     Machinery and equipment                                         9,502,778       9,589,714
     Accumulated depreciation                                       (7,545,973)     (6,720,811)
                                                                  ------------    ------------

     Total Property and Equipment                                    3,641,475       4,542,548
                                                                  ------------    ------------

Goodwill                                                               243,110         243,110
                                                                  ------------    ------------


        Total Assets                                              $ 21,241,965    $ 20,931,395
                                                                  ============    ============


                                                                      2004            2003
                                                                  ------------    ------------

                        Liabilities and Shareholders' Equity

Current Liabilities
     Accounts payable                                             $  2,627,786    $  2,275,928
     Accrued expenses and other current liabilities                    712,223         756,534
     Billings in excess of costs and estimated earnings              1,660,649         873,140
     Amount due to parent company                                           --       3,219,206
                                                                  ------------    ------------

     Total Current Liabilities                                       5,000,658       7,124,808
                                                                  ------------    ------------

Other Long-term Liabilities
     Postretirement health care obligation                                  --         563,196
     Deferred tax liability                                            406,128         165,247
                                                                  ------------    ------------

     Total Liabilities                                               5,406,786       7,853,251
                                                                  ------------    ------------

Shareholders' Equity
     Common stock                                                       50,000          50,000
     Additional paid-in capital                                      2,575,501              --
     Retained earnings                                              13,209,678      13,028,144
                                                                  ------------    ------------

     Total Shareholders' Equity                                     15,835,179      13,078,144
                                                                  ------------    ------------

        Total Liabilities and Shareholders' Equity                $ 21,241,965    $ 20,931,395
                                                                  ============    ============

See accompanying summary of accounting policies and notes to unaudited interim consolidated financial statements.

                    JAMES H. DREW CORPORATION AND SUBSIDIARY
           Consolidated Statements of Operations and Retained Earnings
                For the Four Months Ended April 29, 2004 and 2003


                                              2004              2003
                                          ------------      ------------

Construction Revenue                      $ 10,476,263      $ 11,249,177
                                          ------------      ------------

Operating Costs and Expenses
     Direct costs of construction           11,157,835        10,413,223
     Administrative expenses                 1,612,723         1,064,463
                                          ------------      ------------

     Total Operating Costs and Expenses     12,770,558        11,477,686
                                          ------------      ------------

Loss from Operations                        (2,294,295)         (228,509)
                                          ------------      ------------

Other Income and Expense, Net                    4,478             4,004
                                          ------------      ------------

Loss before Income Taxes                    (2,289,817)         (224,505)

Income Tax Benefit                             891,099            87,557
                                          ------------      ------------

Net Loss                                    (1,398,718)         (136,948)

Retained Earnings, Beginning of Year        14,608,396        13,165,092
                                          ------------      ------------

Retained Earnings, End of Year            $ 13,209,678      $ 13,028,144
                                          ============      ============

See accompanying summary of accounting policies and notes to unaudited interim consolidated financial statements.
                                       2

                    JAMES H. DREW CORPORATION AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                For the Four Months Ended April 29, 2004 and 2003

                                                                     2004           2003
                                                                 -----------    -----------
Cash Flows from Operating Activities
     Net loss                                                    $(1,398,718)   $  (136,948)
                                                                 -----------    -----------

     Adjustments to reconcile net loss to net cash used in
         operating activities:
            Depreciation                                             333,263        350,546
            Deferred income taxes                                   (143,597)            --
            Gain on sale of assets                                    (4,000)        (1,500)
     (Increase) decrease in certain operating assets:
            Contracts receivable                                   1,647,487       (150,530)
            Cost and estimated earnings in excess of billings     (2,877,885)    (1,624,602)
            Inventory                                               (385,511)      (290,770)
            Prepaid expenses                                          31,334          1,043
     Increase (decrease) in certain operating liabilities:
            Accounts payable                                         340,572        448,485
            Accrued expenses and other current liabilities           (55,367)        13,834
            Billings in excess of costs and estimated earnings       542,048       (348,162)
            Amount due to parent company                             752,079      1,108,312
            Postretirement health care obligation                   (518,144)            --
                                                                 -----------    -----------

     Total Adjustments                                              (337,721)      (493,344)
                                                                 -----------    -----------

     Net cash used in operating activities                        (1,736,439)      (630,292)
                                                                 -----------    -----------

Cash Flows from Investing Activities
     Proceeds from the sale of equipment                               4,000          1,500
     Capital expenditures                                            (47,569)            --
                                                                 -----------    -----------

     Net cash provided by (used in) investing activities             (43,569)         1,500
                                                                 -----------    -----------

Net Decrease in Cash and Cash Equivalents                         (1,780,008)      (628,792)

Cash and Cash Equivalents, Beginning of Year                       1,780,008        785,066
                                                                 -----------    -----------

Cash and Cash Equivalents, End of Year                           $        --    $   156,274
                                                                 ===========    ===========

See accompanying summary of accounting policies and notes to unaudited interim consolidated financial statements.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(1)  Nature of Operations and Summary of Significant Accounting Policies

     (a)  Description of Business

          James H. Drew Corporation (the Company) was incorporated in 1947 in Indianapolis and maintains its principal offices at 8701 Zionsville Road, Indianapolis, Indiana. The Company is engaged primarily as a subcontractor to paving and bridge contractors to install highway safety systems such as traffic signals, signs, lighting, and guard rails in Midwestern states. The Company is a wholly owned subsidiary of Cemex Corporation (the Parent) through April 29, 2004. Effective April 30, 2004, the Company was acquired by Fortune Diversified Industries, Inc. as further disclosed in Note 12.

     (b)  Principles of Consolidation

          The consolidated financial statements include the financial statements of James H. Drew Corporation and its wholly owned subsidiary Tennessee Guardrail, Inc. (the Subsidiary). All significant intercompany balances and transactions have been eliminated in consolidation.

     (c)  Revenue and Cost Recognition

          Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. That method is used because management considers total cost to be the best available measure of progress on the contracts.

          Project costs include all direct labor, subcontract, and material costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performances, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

          The Company also performs service work under time-and-material contracts. Revenues from these contracts are recognized as labor and material costs are incurred.

          The asset, "Costs and estimated earnings in excess of billings", represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings", represents billings in excess of revenues recognized.

     (d)  Contracts Receivable

          The Company carries its contracts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its contracts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. Management has established an allowance for doubtful accounts of $700,000 and $15,000 as of April 29, 2004 and 2003. The Company's policy is not to accrue interest on past due contract receivables.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

     (e)  Inventories

          Inventories are stated at the lower of cost or market. Costs are determined under the first-in, first-out method (FIFO) method of accounting.

     (f)  Shipping and Handling

          Costs incurred for shipping and handling are included in the Company's consolidated financial statements as a component of costs of goods sold.

     (g)  Property, Equipment, and Depreciation

          Property and equipment are carried at cost and includes expenditures for new additions and those, which substantially increase the useful lives of existing assets. Depreciation is computed by use of the straight-line method. Depreciable lives are generally as follows:

               Building                                  10 to 33 years
               Equipment                                 3 to   7 years

          Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

          The provision for depreciation amounted to $333,263 and $350,546 for the four months ended April 29, 2004 and 2003, respectively.

     (h)  Goodwill

          The Company has adopted Statement of Financial Accounting Standards
          (SFAS) No. 142, "Goodwill and Other Intangible Assets". With the adoption of SFAS No. 142, goodwill and other intangibles with indeterminate lives are no longer amortized but instead are assessed for impairment at least annually and more frequently as triggering events may occur. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. Any impairment losses determined to exist are recorded in the period the determination is made. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of any impairment. Since management's judgment is involved in performing goodwill and other intangible assets valuation analyses, there is risk that the carrying value of our goodwill and other intangible assets may be overstated or understated.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(1) Nature of Operations and Summary of Significant Accounting Policies (Continued)

     (i)  Income Taxes

          Through April 29, 2004, the Company is included in the Parent's consolidated federal income tax return. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes) and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes.

     (j)  Cash Flows

          For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments that are purchased within three months or less of an instruments maturity date to be cash equivalents.

          Certain noncash transactions were entered into during the four month period ended April 29, 2004, which are summarized as follows:

               o As described in Note 12, the Parent contributed capital of $2,575,501 to the Company in lieu of accepting payment on the Company's "amount due to parent company" liability related to tax payments, retirement plan contributions, and other expenses.

     (k)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (l)  Commitments and Contingencies

          Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(2)  Contracts Receivable

     Information with respect to contracts receivable is summarized as follows:

                                                    2004           2003
                                                 -----------    -----------
     Completed contracts                         $ 4,438,771    $ 3,657,317
     Contracts in process
         Progress billings                         3,893,878      5,310,723
         Retainages                                  617,177        391,420
                                                 -----------    -----------
                                                   8,949,826      9,359,460
     Other receivables                                27,055         25,600
     Less allowance for uncollectible accounts      (700,000)       (15,000)
                                                 -----------    -----------

                                                 $ 8,276,881    $ 9,370,060
                                                 ===========    ===========

(3)  Contracts in Process

     Information with respect to contracts in process is summarized as follows:

                                                              2004          2003
                                                          ------------  ------------
     Costs incurred                                       $ 23,842,268  $ 17,340,807
     Estimated earnings thereon                              3,692,163     3,286,386
                                                          ------------  ------------
                                                            27,534,431    20,627,193
     Less applicable billings                              (22,352,790)  (17,029,938)
                                                          ------------  ------------

                                                          $  5,181,641  $  3,597,255
                                                          ============  ============

     Included in the accompanying balance sheets under the following captions:


     Costs and estimated earnings in excess of billings   $  6,842,290  $  4,470,395
     Billings in excess of costs and estimated earnings     (1,660,649)     (873,140)
                                                          ------------  ------------

                                                          $  5,181,641  $  3,597,255
                                                          ============  ============

(4)  Change in Accounting Estimate

      Revisions in estimated contract profits are made in the year in which circumstances requiring the revision become known. The effect of changes in estimates of contract profits was to decrease net earnings for the four months ended April 29, 2004 by approximately $415,000 from that which would have been reported had the revised estimate been used as a basis of recognition of contract profits in the preceding year.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(5)  Amount Due From Parent Company

     The amount due to Parent of $3,219,206 at April 29, 2003, was due on demand, unsecured, and non-interest bearing. As disclosed in Note 12, the amount due to Parent is $0 at April 29, 2004.


(6)  Pension and Other Postretirement Benefits

     Prior to the acquisition as disclosed in Note 12, substantially all of the Company's employees were covered under defined benefit and defined contribution benefit plans. For employees covered by collective bargaining agreements, the Company made contributions directly to the Union which sponsors a plan for the employees' benefit. The Company participated with its Parent in a defined benefit pension plan covering substantially all of its full-time, salaried employees. The cost of the pension benefit was assumed by the Parent. Details of other obligation, fair value of plan assets and funded status at April 29, 2003 attributable to James H. Drew Corporation is not readily available because it is a multi-employer plan. In addition to the Company's defined benefit pension plan, the Company sponsored a defined benefit health care and life insurance plan that provided postretirement medical and life insurance benefits to salaried employees who met minimum age and service requirements. This plan is administered by the Parent. Details of the benefit obligation, fair value of plan assets and funded status at April 29, 2003 attributable to James H. Drew Corporation was not readily available because it is a multi-employer plan. The Company also sponsored a defined benefit health care plan for substantially all retirees and employees. The Company measured the costs of its obligation based on its best estimate. The net periodic costs were recognized as employees render the services necessary to earn the postretirement benefits.

     The Company also sponsored a savings plan for its salaried employees, which is qualified under Section 401(k) of the Internal Revenue Code (the Code). Under the provisions of the plan, employees elect to defer a portion of their compensation subject to a maximum limit determined by the Code. The Company, in accordance with the plan, makes contributions to the plan based upon employee contributions. Company contributions to the plan were $22,888 and $27,720 for the four months ended April 29, 2004 and 2003, respectively.

(7)  Common Stock

     The Company has voting stock with equal voting rights. All of the stock is no par value.

     The following summarizes the Company's shares of common stock as of April 29, 2004 and 2003:

          Authorized                                1,000
          Issued                                      660
          Outstanding                                 660

     As disclosed in Note 12, 100% of the Company's common stock was acquired by Fortune Diversified Industries, effective April 30, 2004.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(8)  Income Taxes

     The Company is included in the Parent's consolidated federal income tax return. Under the tax allocation method used by the Parent, the Company is charged an amount substantially equal to the income tax it would pay if it filed a separate return.

     Income tax (expense) benefit consists of:

                                                  Current    Deferred    Total
                                                  --------   --------   --------
     Four months ended April 29, 2004:
             U.S federal benefit                  $651,669   $125,187   $776,856
             State and local benefit                95,833     18,410    114,243
                                                  --------   --------   --------

                                                  $747,502   $143,597   $891,099
                                                  ========   ========   ========

                                                  Current    Deferred    Total
                                                  --------   --------   --------
     Four months ended April 29, 2003:
             U.S federal benefit                  $ 58,774   $      0   $ 58,774
             State and local benefit                28,783          0     28,783
                                                  --------   --------   --------

                                                  $ 87,557   $      0   $ 87,557
                                                  ========   ========   ========

     Income tax benefit attributable to income from continuing operations was $891,099 and $87,557 for the four months ended April 29, 2004 and 2003, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

                                                              2004        2003
                                                            --------    --------

     Computed "expected" tax benefit                         -34.0%      -34.0%

     Increase (reduction) in income taxes resulting from:
          State and local income taxes, net of federal
          income tax benefit                                  -5.0%       -5.0%

          Other, net                                           0.1%         --
                                                            --------    --------

                                                             -38.9%      -39.0%
                                                            ========    ========

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(8)  Income Taxes (Continued)

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at April 29, 2004 and 2003 are presented below.

                                                      2004        2003
                                                    ---------   ---------
     Deferred tax assets:
          Nondeductible accruals                    $ 438,635   $  46,633
          Postretirement health care obligation            --     219,646
          Other                                        29,069          --
                                                    ---------   ---------

               Deferred tax assets                    467,704     266,279
                                                    ---------   ---------

     Deferred tax liabilities:
          Plant and equipment, principally due to
          differences in depreciation                 429,962     384,893

          Other                                         5,235          --
                                                    ---------   ---------

               Deferred tax liabilities               435,197     384,893
                                                    ---------   ---------

               Net deferred tax liability           $  32,507    (118,614)
                                                    =========   =========

     In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at April 29, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(9)  Operating Lease Commitments

     The Company leases various machinery and equipment under agreements, which expire on dates ranging from November 2004 through May 2008.

     Future minimum commitments under these agreements are as follows at April 29, 2004:

          For the Years Ended:
               2005                                 $ 96,000
               2006                                   60,000
               2007                                    6,000
               2008                                    6,000
               Later years                                --
                                                    --------
                                                    $168,000
                                                    ========

     Various types of construction equipment are leased during the year for use on specific contracts, along with office space at the Company's Missouri facility. These leases generally have terms of 30 days or less and may be canceled at any time. Rental charges amounted to approximately $270,000 and $250,000 for the four months ended April 29, 2004 and 2003, respectively.


(10) Concentration of Credit Risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and contracts receivables. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its contracts receivable credit risk exposure is limited.


(11) Business Concentration

     The Company's revenues are substantially derived from installing highway safety systems such as traffic signals, signs, lighting, and guard rails. The Company has receivables from customers, substantially all of whom are located in Midwestern states.

                           JAMES H. DREW CORPORATION
                                 AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                             April 29, 2004 and 2003


(12) Subsequent Event - Business Combination

     Effective April 30, 2004, Fortune Diversified Industries, Inc. (FDVI) acquired all of the outstanding shares of common stock of the Company pursuant to a Stock Purchase Agreement (the Agreement). Terms of the Agreement include, among other things, the exchange of all the Company's outstanding shares for $11,500,000 cash paid by FDVI in return for the Company's assets and liabilities, excluding items noted below, as well as land and buildings as discussed in the following paragraph. The cash price is subject to certain adjustments, of which are currently under negotiation between the buyer and seller as of the date of this filing. Pursuant to the Agreement, amounts due to Parent, the Company's postretirement health care obligation, and cash are $0 as of the purchase date. This net amount of $2,575,501 is reflected on the Company's April 29, 2004 consolidated balance sheet as additional paid in capital.

     Effective April 30, 2004, a related party of FDVI acquired the Company's real property for $1,375,000 cash.